

Q1

2012 First Quarter Report

Non-Consolidated Financial and Operating Highlights [1]

	Three months ended March 31, 2012		Three months ended December 31, 2011	
Financial ($000, except as otherwise indicated)	**$000**	**per boe**	**$000**	**per boe**
Petroleum and natural gas sales	$ 33,425	$ 15.89	$ 48,293	$ 23.24
Royalties	(2,642)	(1.26)	(4,481)	(2.16)
Realized gain on derivatives	-	-	7,262	3.49
Operating expense	(12,075)	(5.74)	(10,191)	(4.90)
Operating	**18,708**	**8.89**	**40,883**	**19.67**
General and administrative [2]	(4,078)	(1.94)	(4,400)	(2.12)
Finance expense [3]	(2,707)	(1.28)	(2,984)	(1.44)
Miscellaneous income	496	0.24	88	0.04
Funds from operations	**12,419**	**$ 5.91**	**33,587**	**$ 16.15**
Dividends from Longview	**4,417**		**4,417**	
Total	**$ 16,836**		**$ 38,004**	
per share [4]	$ 0.10		$ 0.23	
Expenditures on property, plant and equipment	$ 63,327		$ 75,572	
Working capital deficit [5]	$ 70,422		$ 70,564	
Bank indebtedness	$ 189,488		$ 142,548	
Convertible debentures (face value)	$ 86,250		$ 86,250	
Shares outstanding at end of period (000)	166,573		166,304	
Basic weighted average shares (000)	166,541		166,249	
Operating				
Daily Production				
Natural gas (mcf/d)	129,951		127,265	
Crude oil and NGLs (bbls/d)	1,463		1,378	
Total boe/d @ 6:1	23,121		22,589	
Average prices (including hedging)				
Natural gas ($/mcf)	$ 2.00		$ 3.78	
Crude oil and NGLs ($/bbl)	$ 73.31		$ 89.14	

(1) Non-consolidated financial and operating highlights for Advantage excluding Longview.
(2) General and administrative expense excludes non-cash G&A.
(3) Finance expense excludes non-cash accretion expense.
(4) Based on basic weighted average shares outstanding.
(5) Working capital deficit includes trade and other receivables, prepaid expenses and deposits, trade and other accrued liabilities, and the other liability

MESSAGE TO SHAREHOLDERS

The following Message to Shareholders discusses the non-consolidated financial and operating results for Advantage, excluding Longview.

Solid Production and Low Costs support Funds from Operations in Low Price Environment

➢ Production in Q1 2012 averaged 23,121 boe/d (94% natural gas) compared to 22,589 boe/d in Q4 2011. Glacier production averaged 95 mmcf/d to 100 mmcf/d.

➢ Operating costs for the current quarter were $5.74/boe comparable to Q4 2011 of $5.72/boe after excluding a one-time $1.7 million equalization credit received last quarter. Glacier operating costs are $1.80/boe and comprise approximately 70% of our current corporate production.

➢ Advantage's royalty rate during the Q1 of 2012 was 7.9% as compared to 9.3% in the prior quarter. The royalty rate has continued to decrease due to a higher percentage of production from Glacier and lower natural gas pricing.

➢ Funds from operations excluding tax-free dividend income from Longview Oil Corp ("Longview") for the Q1 of 2012 were $12.4 million or $0.07 per share which reflects a significant reduction from the Q4 of 2011 due to a 32% decrease in the average AECO Canadian natural gas prices to $2.17/mcf during the quarter. The dividend income received from Longview amounted to $4.4 million ($0.03 per share) during the Q1 as a result of Advantage's 63% ownership in the shares of Longview.

➢ Capital expenditures for the three months ended March 31, 2012 were $63.3 million, primarily related to drilling and completion expenditures resulting from our Glacier Phase IV program which was substantially completed by the end of the Q1.

➢ Bank indebtedness at March 31, 2012 was $189.5 million, an increase of $46.9 million since December 31, 2011 primarily due to expenditures at Glacier and reduced funds from operations. Advantage has one series of convertible debentures outstanding for $86.2 million that will mature in January 2015.

➢ As at March 31, 2012 Advantage has an undrawn credit facility of $85.5 million and a 63% ownership in the shares of Longview which had an asset value of $289 million.

Secondary Offering of Longview Shares to Fund Middle Montney Delineation

➢ Advantage entered into an agreement on April 30, 2012 relating to the sale of 8,300,000 Longview common shares owned by Advantage to a syndicate of underwriters at a price of $9.00 per common share for gross proceeds of $74.7 million. Closing of the offering is anticipated to occur on or about May 22, 2012.

➢ Following closing, Advantage will own approximately 21,150,010 common shares of Longview, representing an interest of approximately 45.2% in Longview. All of the net proceeds from the offering will be received by Advantage and will initially be used to reduce Advantage's existing bank indebtedness. Pro-forma Q1 2012 bank debt is estimated to be $118 million (43% drawn on current credit facility).

➢ Funds will subsequently be utilized to finance additional delineation and potential development of the liquids rich Middle Montney formation at Glacier.

Looking Forward – Delineation of Liquids Rich Middle Montney Potential at Glacier to Proceed

➢ Our Glacier Phase IV drilling program began in late July 2011 and included drilling 22 gross (21.5 net) Upper Montney wells and 7 gross (7 net) "evaluation wells" to investigate additional layers of Montney potential specifically in the Middle Montney and to test new completion techniques in the Lower Montney. During the Q1 of 2012 we finished our drilling program with 15 of the 29 wells completed and tested.

➢ Of the 15 wells that were completed and tested, 4 wells evaluated three separate layers in the Middle Montney formation and discovered natural gas liquids in all of these layers. Natural gas production tests from these 4 wells in Q1 2012 indicated rates of 1.1 mmcf/d to 4.4 mmcf/d at an average flowing pressure of 350 psi (calculated at the end of each 90 hour flow test). Significant natural gas liquids content was observed in the gas analyses and free condensate was noted on flow back from 3 of the 4 wells. Liquid yields are internally estimated to range from 25 bbls/mmcf to 50 bbls/mmcf assuming a shallow cut refrigeration process. Liquid yields could be increased through construction of a higher cost facility which involves a deep cut liquids extraction process. We estimate liquid yields would increase to the range of 57 bbls/mmcf to 90 bbls/mmcf assuming a deep cut liquids extraction process. The propane, butane and condensate components are estimated to comprise 46% to 60% of the liquid yield in a deep cut liquids extraction process (see Advantage press release dated March 15, 2012).

➢ Recent analysis of geological and engineering data obtained from these Middle Montney wells indicates that further evaluation is warranted to enhance our understanding of the economic potential of this liquids rich resource. A total of 3 Middle Montney horizontal wells will be drilled during the second half of 2012 with the potential for more wells to be included in early 2013.

➢ We also announced on March 22, 2012 that as a result of the prevailing low natural gas pricing environment, we have deferred the ramp-up of production at Glacier to the previous target of 140 mmcf/d. We will utilize our current inventory of 29 wells to maintain production at Glacier between 90 mmcf/d to 100 mmcf/d through to July 2013, subject to the natural gas price environment. The 15 wells that have been completed will be utilized to offset declines in the near term and the remaining 14 wells will be completed as required to maintain Glacier production through to mid-2013. If natural gas prices show a sustained improvement, our Glacier gas plant will have the operational flexibility to process throughput volumes up to 140 mmcf/d as plant modifications will be completed in Q2 of 2012 as originally planned in our Phase IV capital program.

➢ Production during H1 2012 is expected to average 22,800 boe/d to 23,400 boe/d with capital expenditures of approximately $65 to $75 million as previously communicated.

➢ For the twelve months ending June 30, 2013, our capital program is estimated to be approximately $75 million which will include delineation drilling in the Middle Montney and the completion of 14 existing wells (from our Phase IV drilling program) over this period.

➢ Guidance for the 12 months ending June 30, 2013 is estimated as follows:

Production average	22,500 boe/d to 23,000 boe/d (95% natural gas)
Royalty rate	6% to 8%
Operating expense	$5.50/boe to $5.95/boe
Capital expenditures	$70 million to $80 million

➢ We believe that it is prudent to maintain capital spending discipline and financial flexibility in this current natural gas price environment. We also believe that the current price of natural gas is unsustainable for generating sufficient full cycle economic returns in the vast majority of North American natural gas plays and anticipate an improvement in the natural gas price environment.

CONSOLIDATED MANAGEMENT'S DISCUSSION & ANALYSIS

The following Management's Discussion and Analysis ("MD&A"), dated as of May 10, 2012, provides a detailed explanation of the consolidated financial and operating results of Advantage Oil & Gas Ltd. ("Advantage", the "Corporation", "us", "we" or "our") for the three months ended March 31, 2012 and should be read in conjunction with the unaudited consolidated financial statements for the three months ended March 31, 2012 and the audited consolidated financial statements and MD&A for the year ended December 31, 2011. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), representing generally accepted accounting principles ("GAAP") for publicly accountable enterprises in Canada, and all references are to Canadian dollars unless otherwise indicated. The term "boe" or barrels of oil equivalent may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. As the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Non-GAAP Measures

The Corporation discloses several financial measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income, comprehensive income, and cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

Funds from operations, as presented, is based on cash provided by operating activities, before expenditures on decommissioning liability and changes in non-cash working capital, reduced for finance expense excluding accretion. Cash netbacks are dependent on the determination of funds from operations and include the primary cash sales and expenses on a per boe basis that comprise funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

($000)	Three months ended March 31 2012	2011	% change
Cash provided by operating activities	$ 32,895	$ 24,581	34 %
Expenditures on decommissioning liability	739	1,038	(29) %
Changes in non-cash working capital	2,118	20,800	(90) %
Finance expense [(1)]	(3,761)	(6,171)	(39) %
Funds from operations	**$ 31,991**	**$ 40,248**	**(21) %**

(1) Finance expense excludes non-cash accretion expense.

Consolidation of Longview Oil Corp.

On April 14, 2011, Advantage's wholly-owned subsidiary, Longview Oil Corp. ("Longview"), completed its initial public offering (the "Offering") at a price of $10 per common share issuing 17,250,000 common shares and raising gross proceeds of $172.5 million (including full exercise of the over-allotment option on April 28, 2011). Concurrent with the closing of the Offering, Longview purchased certain oil-weighted assets (the "Acquired Assets") from Advantage for total consideration of $546.9 million, comprised of 29,450,000 common shares of Longview representing a 63% equity ownership and $252.4 million in cash (the "Acquisition"). The Acquired Assets were purchased with an effective date of January 1, 2011 and a closing date of April 14, 2011. As Advantage is the parent company and had a majority ownership interest of Longview, the financial and operating results of Longview are consolidated 100% within Advantage and non-controlling interest has been recognized which represents Longview's independent shareholders 37% ownership interest in the net assets and income of Longview. Refer to the MD&A section "Supplementary Financial and Operating information for Advantage and Longview" which provides detailed financial and operational information with respect to the separate legal entities.

As the Acquisition closed on April 14, 2011, financial and operating results from the Acquired Assets belong to Advantage for the period prior to April 14, 2011 and are solely attributed to Advantage's shareholders. For the period from April 14, 2011, the financial and operating results from the Acquired Assets belong to Longview and are attributed to Longview's shareholders based on their ownership interests.

Concurrent with closing of the Acquisition, Advantage entered into a Technical Services Agreement ("TSA") with Longview. Under the TSA, Advantage provides the necessary personnel and technical services to manage Longview's business and Longview reimburses Advantage on a monthly basis for its share of administrative charges based on respective levels of production. Longview has an independent board of directors with three members. The officers of Longview provide services to Longview under the TSA but remain employees of Advantage.

On April 30, 2012, Advantage and Longview announced that Advantage entered into an agreement relating to the sale of 8,300,000 Longview common shares owned by Advantage to a syndicate of underwriters at a price of $9.00 per common share for gross proceeds of $74.7 million. Closing of the offering is anticipated to be on or about May 22, 2012. Advantage will receive all net proceeds and incur all costs related to the sale of the common shares. Following closing, Advantage will own 21,150,010 common shares of Longview, representing an interest of approximately 45.2% in Longview.

Supplementary Financial and Operating Information for Advantage and Longview

The following information has been presented to provide additional information with respect to the legal entity financial and operating information for each of Advantage and Longview.

	Three months ended March 31, 2012		
	Advantage	Longview	Consolidated
Production			
Natural gas (mcf/d)	129,951	9,713	139,664
Crude oil (bbls/d)	679	4,494	5,173
NGLs (bbls/d)	784	625	1,409
Total (boe/d)	**23,121**	**6,738**	**29,859**
Natural gas (%)	94%	24%	78%
Crude oil (%)	3%	67%	17%
NGLs (%)	3%	9%	5%
Natural Gas Prices ($/mcf)			
Realized natural gas prices			
Excluding hedging	$ 2.00	$ 2.29	$ 2.02
Including hedging	$ 2.00	$ 2.29	$ 2.02
Crude Oil and NGLs Prices ($/bbl)			
Realized crude oil prices			
Excluding hedging	$ 85.77	$ 87.84	$ 87.56
Including hedging	$ 85.77	$ 86.26	$ 86.20
Realized NGLs prices			
Excluding hedging	$ 62.53	$ 54.93	$ 59.16
Realized crude oil and NGLs prices			
Excluding hedging	$ 73.31	$ 83.82	$ 81.48
Including hedging	$ 73.31	$ 82.44	$ 80.41
Cash netbacks ($/boe)			
Petroleum and natural gas sales	$ 15.89	$ 66.98	$ 27.42
Royalties	(1.26)	(12.90)	(3.88)
Realized loss on derivatives	-	(1.05)	(0.24)
Operating expense	(5.74)	(17.78)	(8.46)
Operating income	**8.89**	**35.25**	**14.84**
General and administrative expense [1]	(1.94)	(1.60)	(1.86)
Finance expense [2]	(1.28)	(1.72)	(1.39)
Miscellaneous income	0.24	-	0.18
Cash netbacks	**$ 5.91**	**$ 31.93**	**$ 11.77**

(1) General and administrative expense excludes non-cash G&A.
(2) Finance expense excludes non-cash accretion expense.

($000, except as otherwise indicated)	Three months ended March 31, 2012		
	Advantage	Longview	Consolidated
Sales including realized hedging			
Natural gas sales	$ 23,665	$ 2,021	$ 25,686
Realized hedging gains	-	-	-
Natural gas sales including hedging	23,665	2,021	25,686
Crude oil and NGLs sales	9,760	39,048	48,808
Realized hedging losses	-	(644)	(644)
Crude oil and NGLs sales including hedging	9,760	38,404	48,164
Total	**$ 33,425**	**$ 40,425**	**$ 73,850**
per boe	$ 15.89	$ 65.93	$ 27.18
Royalties	$ 2,642	$ 7,912	$ 10,554
per boe	$ 1.26	$ 12.90	$ 3.88
As a percentage of petroleum and natural gas sales	7.9%	19.3%	14.2%
Operating expense	$ 12,075	$ 10,903	$ 22,978
per boe	$ 5.74	$ 17.78	$ 8.46
General and administrative expense [1]	$ 4,078	$ 984	$ 5,062
per boe	$ 1.94	$ 1.60	$ 1.86
Interest on bank indebtedness	$ 1,651	$ 1,054	$ 2,705
per boe	$ 0.78	$ 1.72	$ 1.00
Interest on convertible debentures	$ 1,056	$ -	$ 1,056
per boe	$ 0.50	$ -	$ 0.39
Miscellaneous income	$ 496	$ -	$ 496
per boe	$ 0.24	$ -	$ 0.18
Funds from operations	**$ 12,419**	**$ 19,572**	**$ 31,991**
per boe	$ 5.91	$ 31.93	$ 11.77
per share [2] [3]	$ 0.07	$ 0.42	$ 0.19
Dividends from Longview (declared by Longview)	**$ 4,417**	**$ (7,016)**	**$ (2,599)**
Expenditures on property, plant and equipment	$ 63,327	$ 18,596	$ 81,923
Expenditures on exploration and evaluation assets	-	-	-
Total capital spending	**$ 63,327**	**$ 18,596**	**$ 81,923**
Debt and working capital			
Bank indebtedness	$ 189,488	$ 101,918	$ 291,406
Convertible debentures	$ 86,250	$ -	$ 86,250
Working capital deficit	$ 70,422	$ 15,522	$ 85,944

(1) General and administrative expense excludes non-cash G&A.

(2) Based on basic weighted average shares outstanding applicable to each legal entity.

(3) Consolidated funds from operations per share excludes funds from operations attributable to the non-controlling interest of Longview.

Forward-Looking Information

This MD&A contains certain forward-looking statements, which are based on our current internal expectations, estimates, projections, assumptions and beliefs. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar or related expressions. These statements are not guarantees of future performance.

In particular, forward-looking statements included in this MD&A include, but are not limited to, the anticipated closing date of the offering by Advantage of common shares of Longview and the anticipated use of proceeds of such offering; effect of commodity prices on the Corporation's financial condition and performance, including cash provided by operating activities, funds from operations, net income and comprehensive income; industry conditions; effect of commodity prices on sales, drilling activity and supply levels; effect of derivative contracts on sales and cash flows; the Corporation's hedging strategy; effect of the Corporation's risk management activities; the timing for completion of the Glacier gas plant expansion and the capacity of the plant following such expansion; future downtime of the Glacier gas plant; expected production from the Glacier area; projected royalty rates; average royalty rates; expectations of future compensation costs associated with the RSPIPs of Advantage and Longview; future commitments and contractual obligations; effect of changes in reserves estimates or commodity prices on the borrowing base of the Credit Facilities (as defined herein); terms of the Credit Facilities, including Management's expectations regarding extension of the term of the Credit Facilities; the Corporation's plans for managing its capital structure; Management's intention to monitor the Corporation's debt level to attempt to ensure an optimal mix of financing and cost of capital to provide return to the Corporation's shareholders; the Corporation's ability to satisfy all liabilities and commitments; our future operating and financial results; supply and demand for crude oil and natural gas; projections of market prices and costs; effect of natural gas, crude oil prices and exchange rates on the Corporation's financial performance; the Corporation's exploration and drilling plans; projected operating expense; focus of spending and capital budgets; capital expenditure programs; the focus and anticipated timing of capital expenditures; plans for development of the Middle Montney; projected average production of both Longview and Advantage; anticipated timing of incremental production; the Corporation's business strategy and it plans for its assets; Longview's business strategy; the Corporation's expectations regarding its ability to protect Advantage's business in the current industry and economic environment; the performance characteristics of our properties; and the amount of general and administrative expenses. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

These forward-looking statements involve substantial known and unknown risks and uncertainties, many of which are beyond our control, including, but not limited to, changes in general economic, market and business conditions; the failure to receive all regulatory approvals or any other conditions for the offering by Advantage of common shares of Longview; the intended use of the net proceeds of the offering of common shares of Longview might change if the board of directors of Advantage determines that it would be in the best interests of Advantage to deploy the proceeds for some other purpose; stock market volatility; changes to legislation and regulations and how they are interpreted and enforced; changes to investment eligibility or investment criteria; our ability to comply with current and future environmental or other laws; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; our success at acquisition, exploitation and development of reserves; unexpected drilling results, changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; competition from other producers; the lack of availability of qualified personnel or management; individual well productivity; ability to access sufficient capital from internal and external sources; credit risk; and the risks and uncertainties described in the Corporation's Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this MD&A, in addition to other assumptions identified herein, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labour; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation's crude oil and natural gas properties in the manner currently contemplated; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; and the estimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

Management has included the above summary of assumptions and risks related to forward-looking information provided in this MD&A in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this MD&A and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Overview

	Three months ended March 31		
	2012	2011	% change
Cash provided by operating activities ($000)	$ 32,895	$ 24,581	34 %
Funds from operations ($000)	$ 31,991	$ 40,248	(21) %
per share [1]	$ 0.19	$ 0.24	(21) %
per boe	$ 11.77	$ 18.05	(35) %

[1] Based on basic weighted average shares outstanding and excludes funds from operations attributable to the non-controlling interest of Longview.

Funds from operations for the three months ended March 31, 2012 has decreased 21% as compared to the same period of 2011. Although Advantage continues to experience strong operating results including production increases and cost reductions, natural gas prices have declined significantly resulting in reduced funds from operations. Average daily production during the first quarter of 2012 increased 21% above the same period of 2011, with a 26% increase in natural gas production and a 14% increase in crude oil production, partially offset by an 18% decrease in NGLs production. For the three months ended March 31, 2012, we recognized a net realized derivative loss of $0.6 million as compared to a $6.9 million net realized derivative gain during the first quarter of 2011 as we have no natural gas production hedged from January to April 2012. However, we have entered derivative contracts to hedge production up to 66.3 mmcf/d for the period from May to December 2012 at a floor price of AECO $1.85/mcf (refer to the section "Commodity Price Risk"). Funds from operations have benefited from continued cost reductions, such as operating costs, general and administrative expense, and finance expense. Operating costs per boe have significantly decreased as we continue to realize benefits from the addition of lower cost production due to the completion of our Glacier gas plant and benefits of our ongoing optimization program. Finance expense has been reduced as we utilized proceeds from disposing of a non-controlling interest in Longview to repay bank indebtedness and maturing convertible debentures. Unfortunately, natural gas prices still remain weak and pose a continuing challenge to the entire natural gas industry. Our realized natural gas prices, excluding hedging, for the three months ended March 31, 2012 were 46% lower as compared to the same period of 2011 and decreased 36% from that realized during the fourth quarter of 2011.

As a result of asset dispositions, including the reduction in ownership interest of Longview, and changes in commodity prices, historical financial and operating performance may not be indicative of actual future performance.

The primary factor that causes significant variability of the Corporation's cash provided by operating activities, funds from operations, net income and comprehensive income is commodity prices. Refer to the section "Commodity Prices and Marketing" for a more detailed discussion of commodity prices and our price risk management.

Petroleum, Natural Gas Sales and Hedging

($000)	Three months ended March 31		
	2012	2011	% change
Natural gas sales	$ 25,686	$ 37,206	(31) %
Realized hedging gains	-	8,317	(100) %
Natural gas sales including hedging	25,686	45,523	(44) %
Crude oil and NGLs sales	48,808	42,426	15 %
Realized hedging losses	(644)	(1,461)	(56) %
Crude oil and NGLs sales including hedging	48,164	40,965	18 %
Total [(1)]	**$ 73,850**	**$ 86,488**	**(15) %**

(1) Total excludes unrealized derivative gains and losses.

Total sales, excluding hedging, decreased 6% for the three months ended March 31, 2012 as compared to 2011. Although sales have been positively impacted from significant increases in production due to our successful exploration and development activities, this has been more than offset by the continued decrease in natural gas prices. Natural gas production in particular have benefited from our Montney natural gas resource play at Glacier, Alberta where we have increased production capacity with our Phase III facilities and infrastructure expansion work completed in March 2011. Crude oil and NGL production has also increased due to production additions from Longview's capital expenditure program that began late in 2011, delayed by poor field conditions from severe wet weather. However, sales continue to be adversely impacted by the natural gas price environment. For the last several years natural gas prices have remained low from mild weather conditions and continued high US domestic natural gas production that has increased supply, particularly from non-conventional natural gas resource plays. These factors have resulted in historic high inventory levels that are currently well-above the five-year average. This current environment has continued to place significant downward pressure on natural gas prices and we anticipate that natural gas prices will remain low in the near term.

Given the low natural gas price environment, our commodity price risk management program in 2011 delivered significant realized natural gas hedging gains. However, we have no natural gas production hedged from January to April 2012. We have entered derivative contracts to hedge production up to 66.3 mmcf/d for the period from May to December 2012 at a floor price of AECO $1.85/mcf. The Corporation enters derivative contracts whereby realized hedging gains and losses partially offset commodity price fluctuations, which can positively or negatively impact sales.

Production

	Three months ended March 31		
	2012	2011	% change
Natural gas (mcf/d)	139,664	111,145	26 %
Crude oil (bbls/d)	5,173	4,537	14 %
NGLs (bbls/d)	1,409	1,714	(18) %
Total (boe/d)	**29,859**	**24,775**	**21 %**
Natural gas (%)	78%	75%	
Crude oil (%)	17%	18%	
NGLs (%)	5%	7%	

Average daily production during the first quarter of 2012 increased 21% above the same period of 2011, with a 26% increase in natural gas production and a 14% increase in crude oil production, partially offset by an 18% decrease in NGLs production. Production for the current quarter was 2% higher than the 29,411 boe/d reported in the fourth quarter of 2011.

Production has continued to be primarily impacted by Advantage's significant production growth at Glacier, Alberta. In March 2011, our Phase III development of Glacier was completed on-budget and ahead of schedule with production capacity of 100 mmcf/d at our 100% working interest gas plant ("Glacier gas plant"), a significant increase from the prior capability. During the third quarter of 2011, we began our Phase IV development at Glacier to increase throughput capacity to 140 mmcf/d by the second quarter of 2012 and further evaluate the Middle and Lower Montney formations. During Phase IV we drilled 28.5 net wells (29 gross) with 14 wells remaining to complete. The Glacier gas plant expansion to a processing capacity of 140 mmcf/d is expected to be completed in the second quarter of 2012 and will provide additional flexibility for potential future production growth. Further plant downtime will be required during the second quarter of 2012 to install equipment and finalize the expansion. However, as a result of the prevailing low natural gas pricing environment, we have deferred continued production growth at Glacier. We will utilize our inventory of 29 wells drilled during the Phase IV capital program to maintain production from Glacier at between 90 mmcf/d to 100 mmcf/d through to July 2013, subject to the natural gas price environment. Should natural gas prices show a sustained improvement, our Glacier gas plant will be well positioned with the capability to ramp up production capacity to 140 mmcf/d by completing modifications in the second quarter of 2012 as planned in our Phase IV capital program.

Longview's daily production averaged 6,738 boe/d for the first quarter of 2012, comparable to the 6,823 boe/d realized during the fourth quarter of 2011, with 76% from crude oil and NGLs. Longview commenced commercial operations on April 14, 2011 with the acquisition of the Acquired Assets. During the third quarter of 2011 Longview began to conduct maintenance activities, workovers and reactivations and commenced their annual capital expenditure program that was initially delayed during the spring and summer due to poor field conditions caused by wet weather. Production additions from their 2011 capital expenditure program began at the end of the third quarter and continued into the fourth quarter. Longview began their 2012 capital expenditure program this quarter with the addition of producing wells that has maintained stable production levels. However, production will decrease during the second quarter of 2012 due to spring breakup conditions when road bans and lease access restrictions prevent regular well maintenance. In addition, production will be impacted by facilities maintenance at several locations including a scheduled third party facility turnaround outage of approximately three weeks at their Nevis property.

Commodity Prices and Marketing

Natural Gas

| ($/mcf) | Three months ended March 31 | | | |
	2012		2011	% change
Realized natural gas prices				
Excluding hedging	$	2.02	$ 3.72	(46) %
Including hedging	$	2.02	$ 4.55	(56) %
AECO daily index	$	2.17	$ 3.77	(42) %

Realized natural gas prices, excluding hedging, for the three months ended March 31, 2012 were 46% lower as compared to the same period of 2011 and decreased 36% from the $3.18/mcf realized during the fourth quarter of 2011. Realized natural gas prices, including hedging, have decreased more significantly during 2012 as compared to 2011 as we have no natural gas production hedged from January to April 2012. However, we have entered derivative contracts to hedge production up to 66.3 mmcf/d for the period from May to December 2012 at a floor price of AECO $1.85/mcf.

For the last several years natural gas prices have remained low from mild weather conditions and continued high US domestic natural gas production that has increased supply, particularly from non-conventional natural gas resource plays. These factors have resulted in historic high inventory levels that are currently well-above the five-year average. This current environment has continued to place significant downward pressure on natural gas prices and we anticipate that natural gas prices will remain low in the near term. We continue to believe in the longer-term price support for natural gas due to the increased usage for power generation, the increased proportion of resource based natural gas supplies that result in higher initial production declines and reduced conventional natural gas drilling, both of which could eventually lead to a more balanced supply and demand environment. We monitor market developments closely and will be proactive in implementing an appropriate hedging strategy to mitigate the volatility in our cash flow as a result of fluctuations in natural gas prices.

Crude Oil and NGLs

($/bbl)	Three months ended March 31				% change
		2012		2011	
Realized crude oil prices					
Excluding hedging	$	87.56	$	81.34	8 %
Including hedging	$	86.20	$	77.77	11 %
Realized NGLs prices					
Excluding hedging	$	59.16	$	59.71	(1) %
Realized crude oil and NGLs prices					
Excluding hedging	$	81.48	$	75.41	8 %
Including hedging	$	80.41	$	72.82	10 %
WTI ($US/bbl)	$	102.94	$	94.25	9 %
$US/$Canadian exchange rate	$	1.00	$	1.01	(1) %

Realized crude oil and NGLs prices, excluding hedging, increased 8% for the three months ended March 31, 2012, as compared to the same period of 2011 and decreased 6% from the $87.06 realized during the fourth quarter of 2011. Crude oil and NGL pricing has continued to experience considerable volatility with West Texas Intermediate ("WTI") increasing 9% as compared to the first quarter of 2011. The price of WTI fluctuates based on regional and worldwide supply and demand fundamentals with significant price volatility experienced over the last several years. Advantage's realized prices may not change to the same extent as WTI due to changes in the $US/$Canadian exchange rate and changes in Canadian crude oil differentials relative to WTI. WTI has been relatively strong during much of 2011 and into 2012, influenced by middle-east tensions and associated supply concerns. However, our realized prices for the first quarter of 2012 have been negatively impacted due to a significant widening of differentials between WTI and Canadian pricing. We believe that the long-term pricing fundamentals for crude oil will remain strong with supply management by the Organization of the Petroleum Exporting Countries ("OPEC") and strong relative demand from developing countries.

Commodity Price Risk

The Corporation's financial results and condition will be dependent on the prices received for crude oil and natural gas production. Crude oil and natural gas prices have fluctuated widely and are determined by economic and political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other crude oil and natural gas regions, impact prices. Any movement in crude oil and natural gas prices will have an effect on the Corporation's financial condition and performance. Advantage has an established financial hedging strategy and may manage the risk associated with changes in commodity prices by entering into derivative contracts. Although these commodity price risk management activities could expose Advantage to losses or gains, entering derivative contracts helps us to stabilize cash flows and ensures that our capital expenditure program is substantially funded by such cash flows. To the extent that Advantage engages in risk management activities related to commodity prices, it will be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities. In addition, the Corporation only enters into derivative contracts with major banks and international energy firms to further mitigate associated credit risk. Our Credit Facilities also prohibit the Corporation from entering into any derivative contract where the term of such contract exceeds three years. Further, the aggregate of such contracts cannot hedge greater than 60% of total estimated crude oil and natural gas production over two years and 50% over the third year.

Currently the Corporation has the following derivatives in place:

Description of Derivative	Term	Volume	Average Price
Natural gas – AECO			
Collar	May 2012 to December 2012	37,912 mcf/d	Bought put $1.85/mcf Sold call $2.70/mcf
Collar	July 2012 to December 2012	28,434 mcf/d	Bought put $1.85/mcf Sold call $2.71/mcf
Crude oil - WTI			
Fixed price [(1)]	January 2012 to December 2012	1,000 bbls/d	$97.10/bbl
Collar [(1)]	January 2012 to December 2012	1,000 bbls/d	Bought put $90.00/bbl Sold call $102.25/bbl

(1) These financial contracts were entered by Longview.

A summary of realized and unrealized hedging gains and losses for the three months ended March 31, 2012 and 2011 are as follows:

($000)	Three months ended March 31 2012	2011	% change
Realized gains (losses) on derivatives			
Natural gas	$ -	$ 8,317	(100) %
Crude oil	(644)	(1,461)	(56) %
Total realized gains (losses) on derivatives	(644)	6,856	(109) %
Unrealized gains (losses) on derivatives			
Natural gas	186	(7,062)	(103) %
Crude oil	(980)	(3,069)	(68) %
Total unrealized losses on derivatives	(794)	(10,131)	(92) %
Total losses on derivatives	**$ (1,438)**	**$ (3,275)**	**(56) %**

For the three months ended March 31, 2012, we recognized a net realized derivative loss of $0.6 million (March 31, 2011 - $6.9 million net realized derivative gain) on settled derivative contracts, primarily as a result of higher average actual crude oil prices during the period as compared to our established average hedge prices. Our net realized derivative gains have decreased from 2011 as we have no natural gas production hedged from January to April 2012. However, we have entered derivative contracts to hedge production up to 66.3 mmcf/d for the period from May to December 2012 at a floor price of AECO $1.85/mcf. As at March 31, 2012, the fair value of the derivative contracts outstanding and to be settled was a net liability of approximately $3.5 million, an increase of $0.8 million from the $2.7 million net liability recognized as at December 31, 2011. For the three months ended March 31, 2012, this $0.8 million increase in the fair value of the net liability associated with the derivative contracts was recognized in income as an unrealized derivative loss (March 31, 2011 – $10.1 million unrealized derivative loss). The valuation of the derivatives is the estimated fair value to settle the contracts as at March 31, 2012 and is based on pricing models, estimates, assumptions and market data available at that time. As such, the recognized amounts are not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices and foreign exchange rates as compared to the valuation assumptions. The Corporation does not apply hedge accounting and current accounting standards require changes in the fair value to be included in the consolidated statement of comprehensive income as a derivative gain or loss with a corresponding derivative asset and liability recorded on the statement of financial position. These derivative contracts will settle in 2012 corresponding to when the Corporation will recognize sales from production.

Royalties

	Three months ended March 31		
	2012	2011	% change
Royalties ($000)	$ 10,554	$ 11,426	(8) %
per boe	$ 3.88	$ 5.12	(24) %
As a percentage of petroleum and natural gas sales	14.2%	14.3%	(0.1) %

Advantage pays royalties to the owners of mineral rights from which we have leases. The Corporation currently has mineral leases with provincial governments, individuals and other companies. Royalties include payments for Saskatchewan Resource Surcharge which is based on the petroleum and natural gas sales earned within the Province of Saskatchewan. Royalties also include the impact of gas cost allowance ("GCA"), which is a reduction of royalties payable to the Alberta Provincial Government to recognize capital and operating expenditures incurred in the gathering and processing of their share of natural gas production and does not generally fluctuate with natural gas prices. Our average corporate royalty rates are impacted by well depths, well production rates, and commodity prices.

Total royalties paid during the first quarter of 2012 has decreased as compared to the prior year due to a significant reduction in sales attributed to the reduced commodity price environment, partially offset by additional royalties on the higher corporate production. Royalties as a percentage of petroleum and natural gas sales have been comparable to the first quarter of 2011 as increases in crude oil and NGL royalty rates have been offset by decreases in natural gas royalty rates. The royalty rate realized by each of Advantage and Longview on a stand-alone basis for the current quarter was 7.9% and 19.3%, respectively. Advantage's royalty rates, that are predominately based on natural gas production, have decreased due to lower natural gas prices and lower average royalties attributed to production from our significant development at Glacier, Alberta. The estimated royalty rate for the life of a Glacier Montney horizontal well is approximately 5% due to industry provincial incentive programs.

Operating Expense

	Three months ended March 31		
	2012	2011	% change
Operating expense ($000)	$ 22,978	$ 22,487	2 %
per boe	$ 8.46	$ 10.08	(16) %

Total operating expense for the three months ended March 31, 2012 is comparable to the same period of 2011. However, operating expense per boe has decreased 16% for the three months ended March 31, 2012 as compared to the prior year.

Operating expense per boe realized by Advantage on a stand-alone basis for the first quarter of 2012 was $5.74/boe. The reduction in total operating expense has been primarily due to increased production from Glacier and benefits of our ongoing optimization program. Operating expense at Glacier is approximately $0.30/mcf ($1.80/boe) at 100 mmcf/d due to the efficiencies created by increasing the production rate through our 100% owned Glacier gas plant.

Operating expense per boe realized by Longview during the first quarter of 2012 was $17.78, approximately 3% less than the $18.36 realized in the fourth quarter of 2011. During the spring and summer of 2011, field conditions were poor with severe wet weather that created challenges for the industry to conduct regular maintenance and sustain production levels. Therefore, routine well maintenance was delayed while conditions improved. During the third quarter of 2011 Longview began to conduct maintenance activities, workovers and reactivations that continued into the fourth quarter leading to higher operating costs during these periods.

General and Administrative Expense

	Three months ended March 31		
	2012	**2011**	**% change**
General and administrative expense			
Cash expense ($000)	$ 5,062	$ 6,181	(18) %
per boe	$ 1.86	$ 2.77	(33) %
Non-cash expense ($000)	$ 2,063	$ 2,175	(5) %
per boe	$ 0.76	$ 0.98	(22) %
Total general and administrative expense			
($000)	$ 7,125	$ 8,356	(15) %
per boe	$ 2.62	$ 3.75	(30) %
Employees at March 31	126	126	- %

Cash general and administrative ("G&A") expense for the three months ended March 31, 2012 has decreased as compared to 2011 due to ongoing cost reduction efforts, which along with the increased production has significantly reduced cash G&A per boe.

Non-cash G&A expense is comprised of Advantage's and Longview's Restricted Share Performance Incentive Plans ("RSPIP" or the "Plans") as approved by the shareholders with the purpose to retain and attract employees, to reward and encourage performance, and to focus employees on operating and financial performance that results in lasting shareholder returns. The Plans authorize the Boards of Directors to grant restricted shares of each public company to service providers including directors, officers, employees and consultants of Advantage and Longview. The number of restricted shares granted is based on each Corporations' share price return for a twelve-month period and compared to the performance of a peer group approved by the Boards of Directors. The share price returns are calculated at the end of each and every quarter and are primarily based on the twelve-month change in the share prices including dividends. If a share price return for a twelve-month period is positive, a potential restricted share grant is calculated based on the return and subject to Board of Directors review and approval. Otherwise, no restricted shares will be granted to service providers for the period. If the share price return for a twelve-month period is negative, but the return is still within the top two-thirds of the approved peer group performance, the Board of Directors may grant a discretionary restricted share award. Restricted shares generally vest one-third immediately on grant date with the remaining two-thirds vesting on each of the subsequent two anniversary dates. On vesting, common shares are issued to the service providers in exchange for their restricted shares outstanding. Compensation cost related to the Plans are recognized as share-based compensation expense within G&A expense over the service periods of the service providers and incorporates the fair value at grant date, the estimated number of restricted shares to vest, and certain management estimates.

For the three months ended March 31, 2012, Advantage has not granted any new restricted shares and recognized $1.7 million of compensation cost as non-cash G&A expense. During the three months ended March 31, 2012 Advantage issued 269,418 common shares to service providers in accordance with the vesting provisions of the RSPIP. As at March 31, 2012, 1,838,271 restricted shares remain unvested and will vest to service providers over the next two years with a total of $3.0 million in compensation cost to be recognized over the future service periods.

For the three months ended March 31, 2012, Longview granted 69,255 restricted shares at a grant price of $10.40 per restricted share and recognized $0.4 million of compensation cost as non-cash G&A expense. During the three months ended March 31, 2012 Longview issued 23,085 common shares to service providers in accordance with the vesting provisions of the RSPIP. As at March 31, 2012, 145,035 restricted shares remain unvested and will vest to service providers over the next two years with a total of $0.9 million in compensation cost to be recognized over the future service periods.

Depreciation Expense

	Three months ended March 31		
	2012	**2011**	**% change**
Depreciation expense ($000)	$ 37,578	$ 32,406	16 %
per boe	$ 13.83	$ 14.53	(5) %

Depreciation of oil and gas properties is provided on the unit-of–production method based on total proved and probable reserves, including future development costs, on a component basis. Depreciation expense has increased for the three months ended March 31, 2012 as compared to 2011 due to the increase in production, partially offset by a lower average rate of depreciation per boe. The rate of depreciation per boe has reduced due to a decrease in net property, plant and equipment attributable to the recognition of an impairment of oil and gas properties during the fourth quarter of 2011.

Exploration and Evaluation Expense

	Three months ended March 31		
	2012	**2011**	**% change**
Exploration and evaluation expense ($000)	$ -	$ 205	(100) %

All exploratory costs incurred subsequent to acquiring the right to explore for oil and natural gas are capitalized as exploration and evaluation assets pending determination of technical feasibility and commercial viability. Such costs can typically include costs to acquire land rights in areas with no proved or probable reserves assigned, geological and geophysical costs, and exploration wells. If the assets are subsequently determined to be technically feasible and commercially viable, the exploratory costs are tested for impairment and then reclassified from exploration and evaluation assets to development and production assets. If exploratory costs are determined not to be technically feasible and commercially viable, the costs are expensed as exploration and evaluation expense. For the three months ended March 31, 2012, there were no exploration and evaluation costs to be expensed.

Other Income

	Three months ended March 31		
($000)	**2012**	**2011**	**% change**
Gain (loss) on sale of property, plant and equipment	$ (1)	$ 76	(101) %
Miscellaneous income	496	25	1,884 %
	$ 495	$ 101	390 %

Other income primarily consists of gains related to the disposition of property, plant and equipment and miscellaneous income.

Interest on Bank Indebtedness

	Three months ended March 31		
	2012	2011	% change
Interest on bank indebtedness ($000)	$ 2,705	$ 3,908	(31) %
per boe	$ 1.00	$ 1.75	(43) %
Average effective interest rate	4.1%	5.5%	(1.4) %
Bank indebtedness at March 31 ($000)	291,406	347,353	(16) %

Total interest on bank indebtedness has decreased for the three months ended March 31, 2012 as compared to the same period of 2011 primarily due to the reduction in the average debt balance attributable to raising cash proceeds from selling a 37% non-controlling interest in Longview. The Corporation's interest rates are primarily based on short term bankers' acceptance rates plus a stamping fee. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to our shareholders.

Interest and Accretion on Convertible Debentures

	Three months ended March 31		
	2012	2011	% change
Interest on convertible debentures ($000)	$ 1,056	$ 2,263	(53) %
per boe	$ 0.39	$ 1.01	(61) %
Accretion on convertible debentures ($000)	$ 801	$ 837	(4) %
per boe	$ 0.29	$ 0.38	(24) %
Convertible debentures maturity value at March 31 ($000)	$ 86,250	$ 148,544	(42) %

Interest and accretion on convertible debentures for the first quarter of 2012 has decreased compared to the same quarter of 2011 due to the maturity and settlement of the 7.75% and 8.00% convertible debentures in December 2011.

Accretion on Decommissioning Liability

	Three months ended March 31		
	2012	2011	% change
Accretion on decommissioning liability ($000)	$ 1,695	$ 1,607	5 %
per boe	$ 0.62	$ 0.72	(14) %
Decommissioning liability at March 31 ($000)	$ 238,968	$ 161,027	48 %

Decommissioning liabilities are determined by discounting at a risk-free rate the expected future cash flows required to decommission all petroleum and natural gas assets. The net present value of the decommissioning liability has increased due to a decrease in the risk-free rate. Accretion on decommissioning liability represents the increase in the decommissioning liability each reporting period due to the passage of time and is currently calculated at an annualized rate of 2.67% of the liability.

Taxes

Deferred income taxes arise from differences between the accounting and tax bases of our assets and liabilities. For the three months ended March 31, 2012, the Corporation recognized a deferred income tax recovery of $2.2 million compared to a deferred income tax recovery of $1.4 million for the three months ended March 31, 2011. As at March 31, 2012, the Corporation had a deferred income tax asset balance of $37.6 million and a deferred income tax liability balance of $25.8 million.

Net Income Attributable to Non-Controlling Interest

At March 31, 2012, Advantage had a 63% ownership interest in Longview with the remaining 37% held by outside interests or non-controlling interests. As Advantage is the parent company and had a majority ownership interest of Longview, Advantage's consolidated financial statements include 100% of Longview's accounts. To determine the net income attributable to the Advantage shareholders, it is necessary to deduct that portion of the net income related to Longview that is consolidated within Advantage's financial results but are attributable to the 37% non-controlling interest. Therefore, for the three months ended March 31, 2012, Advantage recognized a $1.8 million reduction to net income related to Longview's net income attributable to the non-controlling interests.

Net Loss and Comprehensive Loss

	Three months ended March 31			
	2012	2011	% change	
Net loss and comprehensive loss ($000)	$ (10,559)	$ (5,709)	85	%
per share - basic	$ (0.06)	$ (0.03)	100	%
- diluted	$ (0.06)	$ (0.03)	100	%

The net loss and net loss per common share realized for the three months ended March 31, 2012 has increased as compared to the same period of 2011. Although Advantage continues to experience strong operating results including production increases and cost reductions, natural gas prices have declined significantly resulting in lower sales and the increased net loss. Additionally, to determine the net loss attributable to the Advantage shareholders, it is necessary to deduct that portion of the net income related to Longview that is consolidated within Advantage's financial results but are attributable to the 37% non-controlling interest. Prior to April 14, 2011, the closing date for Advantage's sale of 37% of Longview to non-controlling interests, 100% of the net income associated with the Acquired Assets would have been attributable solely to Advantage.

Cash Netbacks

	Three months ended March 31			
	2012		2011	
	$000	per boe	$000	per boe
Petroleum and natural gas sales	$ 74,494	$ 27.42	$ 79,632	$ 35.71
Royalties	(10,554)	(3.88)	(11,426)	(5.12)
Realized gain (loss) on derivatives	(644)	(0.24)	6,856	3.07
Operating expense	(22,978)	(8.46)	(22,487)	(10.08)
Operating income	**40,318**	**14.84**	**52,575**	**23.58**
General and administrative [1]	(5,062)	(1.86)	(6,181)	(2.77)
Finance expense [2]	(3,761)	(1.39)	(6,171)	(2.77)
Miscellaneous income	496	0.18	25	0.01
Funds from operations and cash netbacks	**$ 31,991**	**$ 11.77**	**$ 40,248**	**$ 18.05**

(1) General and administrative expense excludes non-cash G&A.
(2) Finance expense excludes non-cash accretion expense.

Funds from operations for the three months ended March 31, 2012 has decreased 21% as compared to the same period of 2011. Although Advantage continues to experience strong operating results including production increases and cost reductions, natural gas prices have declined significantly resulting in reduced funds from operations. Average daily production during the first quarter of 2012 increased 21% above the same period of 2011, with a 26% increase in natural gas production and a 14% increase in crude oil production, partially offset by an 18% decrease in NGLs production. For the three months ended March 31, 2012, we recognized a net realized derivative loss of $0.6 million as compared to a $6.9 million net realized derivative gain during the first quarter of 2011 as we have no natural gas production hedged from January to April 2012. However, we have entered derivative contracts to hedge production up to 66.3 mmcf/d for the period from May to December 2012 at a floor price of AECO $1.85/mcf. Funds from operations have benefited from continued cost reductions, such as operating costs, general and administrative expense, and finance expense. Operating costs per boe have significantly decreased as we continue to realize benefits from the addition of lower cost production due to the completion of our Glacier gas plant and benefits of our ongoing optimization program. Finance expense has been reduced as we utilized proceeds from disposing of a non-controlling interest in Longview to repay bank indebtedness and maturing convertible debentures. Unfortunately, natural gas prices still remain weak and pose a continuing challenge to the entire natural gas industry. Our realized natural gas prices, excluding hedging, for the three months ended March 31, 2012 were 46% lower as compared to the same period of 2011 and decreased 36% from that realized during the fourth quarter of 2011.

Contractual Obligations and Commitments

The Corporation has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts, bank indebtedness and convertible debentures. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Corporation's remaining contractual obligations and commitments. Advantage has no guarantees or off-balance sheet arrangements other than as disclosed.

($ millions)		Total	2012	2013	2014	2015	2016
				Payments due by period			
Building leases		$ 6.5	$ 2.5	$ 2.5	$ 1.5	$ -	$ -
Pipeline/transportation		33.9	9.4	11.9	10.4	2.2	-
Bank indebtedness [1]	- principal	291.4	-	291.4	-	-	-
	- interest	14.7	9.0	5.7	-	-	-
Convertible debentures [2]	- principal	86.2	-	-	-	86.2	-
	- interest	13.0	2.2	4.3	4.3	2.2	-
Total contractual obligations		**$ 445.7**	**$ 23.1**	**$ 315.8**	**$ 16.2**	**$ 90.6**	**$ -**

(1)   The Corporation's bank indebtedness does not have specific maturity dates. It is governed by credit facility agreements with a syndicate of financial institutions. Under the terms of the agreements, the facilities are reviewed annually, with the next reviews scheduled in May and June 2012. The facilities are revolving, and extendible at each annual review for a further 364 day period at the option of the syndicate. If not extended, the credit facilities are converted at that time into one-year term facilities, with the principal payable at the end of such one-year terms. Management fully expects that the facilities will be extended at each annual review.

(2)   As at March 31, 2012, Advantage had $86.2 million convertible debentures outstanding. The convertible debentures are convertible to common shares based on an established conversion price. All remaining obligations related to convertible debentures can be settled through the payment of cash or issuance of common shares at Advantage's option.

Liquidity and Capital Resources

The following table is a summary of the Corporation's capitalization structure:

($000, except as otherwise indicated)	March 31, 2012		
	Advantage	Longview	Consolidated
Bank indebtedness (non-current)	$ 189,488	$ 101,918	$ 291,406
Working capital deficit [(1)]	70,422	15,522	85,944
Net debt	259,910	117,440	377,350
Convertible debentures maturity value (non-current)	86,250	-	86,250
Total debt	**$ 346,160**	**$ 117,440**	**$ 463,600**
Shares outstanding	166,573,458	46,773,517	
Shares closing market price ($/share)	$ 3.35	$ 9.80	
Market capitalization [(2)]	**$ 558,021**	**$ 458,380**	

(1) Working capital deficit is a non-GAAP measure that includes trade and other receivables, prepaid expenses and deposits, trade and other accrued liabilities, and the other liability

(2) Market capitalization is a non-GAAP measure calculated by multiplying shares outstanding by the closing market share price on the applicable date for each legal entity.

Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The capital structure of the Corporation is composed of working capital (excluding derivative assets and liabilities), bank indebtedness, convertible debentures and share capital. Advantage may manage its capital structure by issuing new common shares, repurchasing outstanding common shares, obtaining additional financing either through bank indebtedness or convertible debenture issuances, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend, implementing a dividend reinvestment plan, adjusting capital spending, or disposing of assets or its ownership interest in Longview. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

Management of the Corporation's capital structure is facilitated through its financial and operational forecasting processes. The forecast of the Corporation's future cash flows is based on estimates of production, commodity prices, forecast capital and operating expenditures, and other investing and financing activities. The forecast is regularly updated based on new commodity prices and other changes, which the Corporation views as critical in the current environment. Selected forecast information is frequently provided to the Board of Directors. This continual financial assessment process further enables the Corporation to mitigate risks. The Corporation continues to satisfy all liabilities and commitments as they come due.

The economic situation during the last several years has created significant commodity price volatility. Crude oil prices have generally remained strong, influenced by middle-east tensions and associated supply concerns. Natural gas prices have remained low for several years from mild weather conditions and continued high US domestic natural gas production that has increased supply, particularly from non-conventional natural gas resource plays. These factors have resulted in historic high inventory levels that are currently well-above the five-year average placing significant downward pressure on natural gas prices. The outlook for the Corporation from a prolonged weak commodity price environment, particularly natural gas, would be reductions in operating netbacks, funds from operations and capital expenditures. In order to strengthen our financial position and balance our cash flows, on April 14, 2011 we closed the sale of a 37% non-controlling interest in Longview with the net proceeds utilized to repay significant bank indebtedness and maturing convertible debentures. Additionally, on April 30, 2012, Advantage and Longview announced that Advantage entered into an agreement relating to the sale of 8,300,000 Longview common shares owned by Advantage to a syndicate of underwriters at a price of $9.00 per common share for gross proceeds of $74.7 million. Closing of the offering is anticipated to be on or about May 22, 2012. Management has partially mitigated commodity price risk whereby we have entered natural gas hedges of 37.9 mmcf/d for May to December 2012 at a floor price of $1.85/mcf and 28.4 mmcf/d for July to December 2012 at a floor price of $1.85/mcf. Additionally, Longview entered crude oil hedges of 1,000 bbls/d at $97.10/bbl and 1,000 bbls/d at a floor price of $90.00/bbl. However, we continue to be very cognizant of improving our financial flexibility in the current environment.

We believe that Advantage has implemented strategies to protect our business as much as possible in the current industry and economic environment. We have implemented a strategy to substantially balance funds from operations and our capital program expenditure requirements. A hedging program was also executed to help reduce the volatility of funds from operations. However, we are still exposed to risks as a result of the current economic situation. We continue to closely monitor the possible impact on our business and strategy, and will make adjustments as necessary with prudent management.

Shareholders' Equity and Convertible Debentures

Advantage has utilized a combination of equity, convertible debentures and bank debt to finance acquisitions and development activities.

As at March 31, 2012, Advantage had 166.6 million common shares outstanding. During the three months ended March 31, 2012 Advantage issued 269,418 common shares to employees in accordance with the vesting provisions of the RSPIP. As at May 10, 2012, common shares outstanding have increased to 167.2 million.

The Corporation had $86.2 million of 5.00% convertible debentures outstanding at March 31, 2012 that were convertible to 10.0 million common shares based on the applicable conversion price and will mature in January 2015 (December 31, 2011 - $86.2 million outstanding and convertible to 10.0 million common shares). During the three months ended March 31, 2012, there were no conversions of debentures. The principal amounts of the 7.75% and 8.00% convertible debentures matured in December 2011 and were settled with $62.3 million in cash. Our convertible debenture obligation can be settled through the payment of cash or issuance of common shares at Advantage's option.

Bank Indebtedness, Credit Facilities and Other Obligations

At March 31, 2012, Advantage had consolidated bank indebtedness outstanding of $291.4 million consisting of $189.5 million and $101.9 million for each of the legal entities Advantage and Longview, respectively. Bank indebtedness has increased $57.5 million since December 31, 2011, primarily due to capital expenditures to continue our Phase IV development programs at Glacier. Advantage's consolidated credit facilities of $475 million at March 31, 2012 include $275 million with Advantage and $200 million with Longview (the "Credit Facilities"). The credit facilities are each collateralized by a $1 billion floating charge demand debenture covering all assets of the legal entities. As well, the borrowing bases for the credit facilities are determined through utilizing the legal entities regular reserve estimates. The banking syndicate thoroughly evaluates the reserve estimates based upon their own commodity price expectations to determine the amount of the borrowing bases. Revisions or changes in the reserve estimates and commodity prices can have either a positive or a negative impact on the borrowing bases. The next annual reviews are scheduled to occur in May and June 2012. There can be no assurance that the credit facilities will be renewed at the current borrowing base levels at that time.

Advantage had a consolidated working capital deficiency of $85.9 million as at March 31, 2012. Our working capital includes items expected for normal operations such as trade receivables, prepaids, deposits, trade payables and accruals. Working capital varies primarily due to the timing of such items, the current level of business activity including our capital expenditure program, commodity price volatility, and seasonal fluctuations. Our working capital deficiency is usually higher during the winter months, as would be expected, due to accounts payable and accrued liabilities associated with our active capital expenditure programs. We do not anticipate any problems in meeting future obligations as they become due given the level of our funds from operations and undrawn Credit Facilities. It is also important to note that working capital is effectively integrated with Advantage's revolving operating loan facility, which assists with the timing of cash flows as required.

Non-Controlling Interest

On April 14, 2011, Longview completed its initial public offering at a price of $10 per common share issuing 17,250,000 common shares and raising gross proceeds of $172.5 million (including full exercise of the over-allotment option on April 28, 2011). Concurrent with the closing of the Offering, Longview purchased the Acquired Assets from Advantage for total consideration of $546.9 million, comprised of 29,450,000 common shares of Longview representing a 63% equity ownership and $252.4 million in cash. The remaining 37% equity ownership of Longview was held by outside interests or non-controlling interests. As Advantage is the parent company and had a majority ownership interest of Longview, Advantage's consolidated financial statements include 100% of Longview's accounts. On closing of the Acquisition, non-controlling interest was recognized which represented Longview's independent shareholders 37% ownership interest in the net assets of Longview. Non-controlling interest on the statement of financial position is continually adjusted for the independent shareholders' share of Longview's net income that is consolidated within Advantage's financial results and reduced for any dividends paid by Longview to the independent shareholders. Therefore, for the three months ended March 31, 2012, Advantage recognized a $1.8 million reduction to net income related to Longview's net income attributable to the non-controlling interests. This $1.8 million increased non-controlling interest on the statement of financial position with a decrease of $2.6 million related to dividends declared by Longview to the non-controlling interest ownership.

On April 30, 2012, Advantage and Longview announced that Advantage entered into an agreement relating to the sale of 8,300,000 Longview common shares owned by Advantage to a syndicate of underwriters at a price of $9.00 per common share for gross proceeds of $74.7 million. Closing of the offering is anticipated to be on or about May 22, 2012. Advantage will receive all net proceeds and incur all costs related to the sale of the common shares. Following closing, Advantage will own 21,150,010 common shares of Longview, representing an interest of approximately 45.2% in Longview.

Capital Expenditures

($000)	Three months ended March 31			
		2012		2011
Drilling, completions and workovers	$	68,169	$	62,665
Well equipping and facilities		13,164		13,742
Land and seismic		44		306
Other		546		282
Expenditures on property, plant and equipment	$	81,923	$	76,995
Expenditures on exploration and evaluation assets		-		166
Proceeds from property disposition		-		-
Net capital expenditures [1]	$	81,923	$	77,161

(1) Net capital expenditures excludes changes in non-cash working capital and change in decommissioning liability.

Advantage's preference is to operate a high percentage of properties such that we can maintain control of capital expenditures, operations and cash flows. Advantage's business structure has been established in order to fully capitalize on both natural gas and crude oil exploration and development opportunities. Advantage is focused primarily on developing the significant natural gas resource play at Glacier, Alberta while retaining a significant investment in Longview that is focused on oil and natural gas liquids production and development.

Advantage on a legal entity basis spent a net $63.3 million on property, plant and equipment for the three months ended March 31, 2012, including $57.7 million at Glacier, $4.0 million at Crossfield, and the remaining balance at other areas. Advantage continues to focus on development of our Montney natural gas resource play at Glacier where we will continue to employ a phased development approach. In March 2011, our Phase III development of Glacier was completed on-budget and ahead of schedule with production capacity of 100 mmcf/d at our Glacier gas plant, a significant increase from the prior capability. During the third quarter of 2011, we began our Phase IV development at Glacier to increase throughput capacity to 140 mmcf/d by the second quarter of 2012 and further evaluate the Middle and Lower Montney formations. In the fourth quarter of 2011 we successfully commissioned the acid gas injection system which is now capable of disposing acid gas volumes for plant inlet gas volumes in excess of 140 mmcf/d and TCPL completed further looping of their sales pipeline lateral. During Phase IV we drilled 28.5 net wells (29 gross) with 14 wells remaining to complete. The Glacier gas plant expansion to a processing capacity of 140 mmcf/d is expected to be completed in the second quarter of 2012 and will provide additional flexibility for potential future production growth. However, as a result of the prevailing low natural gas pricing environment, we have deferred continued production growth at Glacier. We will utilize our inventory of 29 wells drilled during the Phase IV capital program to maintain production from Glacier at between 90 mmcf/d to 100 mmcf/d through to July 2013, subject to the natural gas price environment. Should natural gas prices show a sustained improvement, our Glacier gas plant will be well positioned with the capability to ramp up production capacity to 140 mmcf/d by completing modifications in the second quarter of 2012 as planned in our Phase IV capital program.

For the three months ended March 31, 2012, Longview spent a net $18.6 million on property, plant and equipment which included $6.8 million at Nevis, $3.1 million at Steelman, $3.0 million at Brazeau, and $1.6 million at Sunset, with the remaining spending for miscellaneous projects. Longview drilled a total of 9.9 net oil wells (16 gross) at 100% success rate with 6.8 net oil wells to be brought on production after quarter end.

Sources and Uses of Funds

The following table summarizes the various funding requirements during the three months ended March 31, 2012 and 2011 and the sources of funding to meet those requirements:

($000)		Three months ended March 31		
		2012		2011
Sources of funds				
Increase in bank indebtedness	$	57,503	$	56,696
Funds from operations		31,991		40,248
	$	89,494	$	96,944
Uses of funds				
Expenditures on property, plant and equipment	$	81,923	$	76,995
Change in non-cash working capital and other		4,233		18,745
Dividends declared by Longview to non-controlling interest		2,599		-
Expenditures on decommissioning liability		739		1,038
Expenditures on exploration and evaluation assets		-		166
	$	89,494	$	96,944

Funds from operations for the three months ended March 31, 2012 have continued to be supported by production increases and cost reductions; however, natural gas prices have declined significantly resulting in reduced funds from operations. Average daily production during the first quarter of 2012 increased 21% above the same period of 2011, with a 26% increase in natural gas production and a 14% increase in crude oil production, partially offset by an 18% decrease in NGLs production. For the three months ended March 31, 2012, we recognized a net realized derivative loss of $0.6 million as compared to a $6.9 million net realized derivative gain during the first quarter of 2011 as we have no natural gas production hedged from January to April 2012. However, we have entered derivative contracts to hedge production up to 66.3 mmcf/d for the period from May to December 2012 at a floor price of AECO $1.85/mcf. Funds from operations have benefited from continued cost reductions, such as operating costs, general and administrative expense, and finance expense. Unfortunately, natural gas prices still remain weak and pose a continuing challenge to the entire natural gas industry. To assist with funding capital expenditure activities during the busy winter month periods, Advantage has typically utilized bank indebtedness from its Credit Facilities that are meant for such purposes. Over the last several years we have made significant strides in reducing our bank indebtedness from completing various financings, divesting of non-core properties and disposing of a 37% non-controlling interest in Longview that closed on April 14, 2011. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to our shareholders.

Quarterly Performance

($000, except as otherwise indicated)	2012 Q1	2011 Q4	2011 Q3	2011 Q2	2011 Q1	2010 Q4	2010 Q3	2010 Q2
Daily production								
Natural gas (mcf/d)	139,664	137,480	134,353	136,986	111,145	106,125	104,714	107,821
Crude oil and NGLs (bbls/d)	6,582	6,498	6,246	5,919	6,251	6,620	6,835	7,395
Total (boe/d)	29,859	29,411	28,638	28,750	24,775	24,308	24,287	25,365
Average prices								
Natural gas ($/mcf)								
Excluding hedging	$ 2.02	$ 3.18	$ 3.62	$ 3.77	$ 3.72	$ 3.49	$ 3.51	$ 3.81
Including hedging	$ 2.02	$ 3.76	$ 4.16	$ 4.29	$ 4.55	$ 4.81	$ 4.80	$ 5.58
AECO daily index	$ 2.17	$ 3.20	$ 3.66	$ 3.88	$ 3.78	$ 3.63	$ 3.53	$ 3.89
Crude oil and NGLs ($/bbl)								
Excluding hedging	$ 81.48	$ 87.06	$ 76.56	$ 88.27	$ 75.41	$ 69.19	$ 61.84	$ 64.66
Including hedging	$ 80.41	$ 85.88	$ 77.33	$ 86.21	$ 72.82	$ 64.14	$ 59.01	$ 61.80
WTI ($US/bbl)	$ 102.94	$ 94.02	$ 89.81	$ 102.55	$ 94.25	$ 85.18	$ 76.21	$ 77.98
Total sales including realized hedging	$ 73,850	$ 98,858	$ 95,797	$ 99,971	$ 86,488	$ 86,012	$ 83,335	$ 96,377
Net income (loss)	$ (10,559)	$ (145,063)	$ (2,997)	$ 997	$ (5,709)	$ (22,889)	$ (659)	$ 31,379
per share - basic	$ (0.06)	$ (0.87)	$ (0.02)	$ 0.01	$ (0.03)	$ (0.14)	$ -	$ 0.19
- diluted	$ (0.06)	$ (0.87)	$ (0.02)	$ 0.01	$ (0.03)	$ (0.14)	$ -	$ 0.19
Funds from operations	$ 31,991	$ 54,634	$ 50,108	$ 52,041	$ 40,248	$ 40,628	$ 37,698	$ 45,291

The table above highlights the Corporation's performance for the first quarter of 2012 and also for the preceding seven quarters. Production increased dramatically during the second quarter of 2010 as our new gas plant was completed and production from Glacier was increased to between 50 and 55 mmcf/d. We completed two asset dispositions during the end of the second quarter of 2010 representing approximately 1,700 boe/d that resulted in slightly lower production. The full impact of these dispositions resulted in a decrease in production for the third quarter of 2010 with our production remaining relatively consistent through to the first quarter of 2011. Production increased significantly in the second quarter of 2011 as the Phase III expansion at Glacier was completed with production capacity at 100 mmcf/d. Our production increased during the fourth quarter of 2011 and the first quarter of 2012 from production additions attributed to Longview's capital expenditure program.

Our financial results, particularly sales and funds from operations are significantly impacted by commodity prices, particularly natural gas. During 2010 and 2011, natural gas prices have remained low which has decreased our corresponding sales and funds from operations, although increasing production and strengthening crude oil and NGLs prices have partially mitigated the impact. However, natural gas prices have declined significantly during the first quarter of 2012 resulting in considerably reduced funds from operations. Advantage has recognized net losses during the periods primary driven by weak natural gas prices, although we have also continued to experience a reduction in costs including royalties, operating expenses, general and administrative expense, and finance expense. We recognized net income in the second quarter of 2010 due to higher natural gas prices and a $45.6 million net gain on the disposal of several non-core properties. Our net loss during the fourth quarter of 2011 was considerable as we recognized an impairment loss of $187.7 million related to two CGUs that consisted of conventional natural gas focused properties located in Western and Eastern Alberta that had suffered a significant deterioration in value due to the challenging natural gas price environment.

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Corporation's financial results and financial condition. There have been no changes to the nature and extent of our judgments and estimates during the three months ended March 31, 2012. Additional information concerning our judgments and estimates is disclosed in the notes to the audited consolidated financial statements and consolidated MD&A for the year ended December 31, 2011.

Accounting Pronouncements not yet Adopted

There have been no changes to accounting pronouncements not yet adopted during the three months ended March 31, 2012. Additional information concerning accounting pronouncements not yet adopted is disclosed in the notes to the audited consolidated financial statements and consolidated MD&A for the year ended December 31, 2011.

Disclosure Controls and Procedures

Advantage's Chief Executive Officer and Chief Financial Officer have designed disclosure controls and procedures ("DC&P"), or caused it to be designed under their supervision, to provide reasonable assurance that material information relating to the Corporation is made known to them by others, particularly during the period in which the annual filings are being prepared, and information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, evaluate the effectiveness of the Corporation's DC&P annually.

Internal Controls over Financial Reporting

Advantage's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal control over financial reporting ("ICFR"). They have designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework Advantage's officers used to design the Corporation's ICFR is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations. Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, evaluate the effectiveness of the Corporation's ICFR annually.

Advantage's Chief Executive Officer and Chief Financial Officer are required to disclose any change in the ICFR that occurred during our most recent interim period that has materially affected, or is reasonably likely to materially affect, the Corporation's ICFR. No material changes in the ICFR were identified during the interim period ended March 31, 2012 that have materially affected, or are reasonably likely to materially affect, our ICFR.

It should be noted that while the Chief Executive Officer and Chief Financial Officer believe that the Corporation's design of DC&P and ICFR provide a reasonable level of assurance that they are effective, they do not expect that the control system will prevent all errors and fraud. A control system, no matter how well conceived or operated, does not provide absolute, but rather is designed to provide reasonable assurance that the objective of the control system is met. The Corporation's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Corporation's policies and procedures.

Outlook

Advantage's business structure has been established in order to fully capitalize on both natural gas and crude oil exploration and development opportunities. Advantage is focused primarily on developing the significant natural gas resource play at Glacier, Alberta while retaining a significant investment in Longview that is focused on crude oil and natural gas liquids production and development.

Advantage

At Glacier, our continued successful drilling results has increased the quality and magnitude of our Montney natural gas resource which is contained in approximately 300 meters in the Upper, Middle and Lower Montney formations.   Our high quality asset at Glacier contains significant scope and scale as validated by Sproule's resource assessment and is underpinned with one of the lowest cost structures in Western Canada which provides Advantage with a significant drilling inventory. Our recent drilling which involved lateral and vertical delineation through the very thick Montney formation across our contiguous land block has added another dimension to Glacier, specifically with the Middle Montney. We estimate that the current drilling inventory at Glacier to be in excess of 900 wells which only includes development of 3 layers in the Montney formation.

Our Phase IV development program at Glacier that began in the third quarter of 2011 was focused on increasing throughput capacity to 140 mmcf/d by the second quarter of 2012 and further evaluating the Middle and Lower Montney formations. During Phase IV we drilled 28.5 net wells (29 gross) with 14 wells remaining to complete. The Glacier gas plant expansion to a processing capacity of 140 mmcf/d is expected to be completed in the second quarter of 2012 and will provide additional flexibility for potential future production growth. However, as a result of the prevailing low natural gas pricing environment, we have deferred continued production growth at Glacier. We will utilize our inventory of 29 wells drilled during the Phase IV capital program to maintain production from Glacier at between 90 mmcf/d to 100 mmcf/d through to July 2013, subject to the natural gas price environment. Should natural gas prices show a sustained improvement, our Glacier gas plant will be well positioned with the capability to ramp up production capacity to 140 mmcf/d by completing modifications in the second quarter of 2012 as planned in our Phase IV capital program.

On April 30, 2012, we announced that Advantage had entered into an agreement relating to the sale of 8,300,000 Longview common shares owned by Advantage to a syndicate of underwriters at a price of $9.00 per common share for gross proceeds of $74.7 million. Closing of the offering is anticipated to be on or about May 22, 2012. Following closing, Advantage will own approximately 21,150,010 common shares of Longview, representing an interest of approximately 45.2% in Longview. All of the net proceeds from the offering will be received by Advantage and will initially be used to reduce Advantage's existing bank indebtedness. Funds will subsequently be utilized to finance additional delineation drilling and development of the Middle Montney formation at Glacier where recent drilling has resulted in the discovery of several liquids rich natural gas horizons (see Advantage press releases dated March 15, 2012 and March 22, 2012). Recent analysis of geological and engineering data obtained from the Middle Montney wells drilled during the first quarter of 2012 indicates that further evaluation is warranted to enhance our understanding of the economic potential of this liquids rich resource. A total of 3 Middle Montney horizontal wells will be drilled during the second half of 2012 with the potential for more wells to be included in early 2013. For the twelve months ending June 30, 2013, our capital program is estimated to be approximately $75 million which will include delineation drilling in the Middle Montney and the completion of the 14 remaining wells drilled during Phase IV.

Guidance for the 12 months ending June 30, 2013 is estimated as follows:

Production average	22,500 boe/d to 23,000 boe/d (95% natural gas)
Royalty rate	6% to 8%
Operating expense	$5.50/boe to $5.95/boe
Capital expenditures	$70 million to $80 million

We believe that it is prudent to maintain capital spending discipline and financial flexibility in this current natural gas price environment. We also believe that the current price of natural gas is unsustainable for generating sufficient full cycle economic returns in the vast majority of North American natural gas plays and anticipate an improvement in the natural gas price environment.

Longview

Longview continues to demonstrate strong financial and operating results with funds from operations supported by high crude oil prices and stable production growth as they execute their capital programs.

Although Longview experienced a slow start to their 2011 capital program due to poor field conditions from severe wet weather, they were able to expedite efforts and successfully complete their capital expenditure program resulting in significantly increased production. Production growth in conjunction with strong crude oil prices have resulted in funds from operations that continue to support their capital expenditure program that will drive future growth. However, production will decrease for the second quarter of 2012 due to spring breakup conditions when road bans and lease access restrictions prevent regular well maintenance. In addition, production will be impacted by facilities maintenance at several locations including a scheduled third party facility turnaround outage of approximately three weeks at Longview's Nevis property.

For the three months ended March 31, 2012, Longview spent a net $18.6 million on property, plant and equipment. Longview began their 2012 capital expenditure program this quarter with the addition of producing wells that has maintained stable production levels. Longview drilled a total of 9.9 net oil wells (16 gross) at 100% success rate with 6.8 net oil wells to be brought on production after quarter end. Longview's 2012 budget is approximately $73 million including the drilling of 25.3 net (34 gross) wells. Longview has contracted three rigs, two of which will target Alberta prospects and the additional rig will target the Midale formation in southeast Saskatchewan. The capital expenditure program also includes analysis of cores that were taken from the Duvernay and Nordegg shale formations on a well that was drilled at Sunset in the fourth quarter of 2011. Detailed core analysis is expected by summer of 2012.

Longview will continue to execute their 2012 capital program, focusing on operational and cost efficiencies to increase returns and produce stable cash flows with a conservative financial structure. Longview's business strategy is to provide shareholders with attractive long term returns that combine both growth and yield by exploiting our assets in a financially disciplined manner and by acquiring additional long-life oil and gas assets of a similar nature.

Additional Information

Additional information relating to Advantage can be found on SEDAR at www.sedar.com and the Corporation's website at www.advantageog.com. Such other information includes the annual information form, the management information circular, press releases, material change reports, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential shareholders as it discusses a variety of subject matter including the nature of the business, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.

May 10, 2012

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

(thousands of Canadian dollars) (unaudited)	Notes	March 31, 2012	December 31, 2011
ASSETS			
Current assets			
Trade and other receivables		$ 30,214	$ 42,344
Prepaid expenses and deposits		5,480	6,045
Derivative asset	3	186	-
Total current assets		**35,880**	**48,389**
Non-current assets			
Exploration and evaluation assets		7,730	7,730
Property, plant and equipment	4	1,905,848	1,877,287
Deferred income tax asset	5	37,588	39,383
Total non-current assets		**1,951,166**	**1,924,400**
Total assets		$ **1,987,046**	$ **1,972,789**
LIABILITIES			
Current liabilities			
Trade and other accrued liabilities		$ 120,972	$ 138,119
Derivative liability	3	3,718	2,738
Other liability		666	908
Total current liabilities		**125,356**	**141,765**
Non-current liabilities			
Bank indebtedness	6	290,201	232,684
Convertible debentures		76,691	75,890
Decommissioning liability	7	238,968	253,796
Deferred income tax liability	5	25,759	29,723
Total non-current liabilities		**631,619**	**592,093**
Total liabilities		**756,975**	**733,858**
SHAREHOLDERS' EQUITY			
Share capital	8	2,216,735	2,214,784
Convertible debentures equity component		8,348	8,348
Contributed surplus		72,096	71,762
Deficit		(1,173,640)	(1,163,081)
Total shareholders' equity attributable to Advantage shareholders		**1,123,539**	**1,131,813**
Non-controlling interest		106,532	107,118
Total shareholders' equity		**1,230,071**	**1,238,931**
Total liabilities and shareholders' equity		$ **1,987,046**	$ **1,972,789**

Subsequent event (note 13)

See accompanying Notes to the Interim Consolidated Financial Statements

Consolidated Statement of Comprehensive Loss

(thousands of Canadian dollars, except for per share amounts) (unaudited)	Notes	Three months ended March 31, 2012	Three months ended March 31, 2011
Petroleum and natural gas sales		$ 74,494	$ 79,632
Less: royalties		(10,554)	(11,426)
Petroleum and natural gas revenue		63,940	68,206
Operating expense		(22,978)	(22,487)
General and administrative expense		(7,125)	(8,356)
Depreciation expense	4	(37,578)	(32,406)
Exploration and evaluation expense		-	(205)
Finance expense		(6,271)	(8,645)
Losses on derivatives	3	(1,438)	(3,275)
Other income		495	101
Loss before taxes and non-controlling interest		**(10,955)**	**(7,067)**
Income tax recovery	5	2,169	1,358
Net loss and comprehensive loss before non-controlling interest		**(8,786)**	**(5,709)**
Net income attributable to non-controlling interest		(1,773)	-
Net loss and comprehensive loss attributable to Advantage shareholders		**$ (10,559)**	**$ (5,709)**
Net loss per share attributable to Advantage shareholders	10		
Basic		**$ (0.06)**	**$ (0.03)**
Diluted		**$ (0.06)**	**$ (0.03)**

See accompanying Notes to the Interim Consolidated Financial Statements

Consolidated Statement of Changes in Shareholders' Equity

(thousands of Canadian dollars) (unaudited)	Notes	Share capital	Convertible debentures equity component	Contributed surplus	Deficit	Total shareholders' equity attributable to Advantage shareholders	Non-controlling interest	Total shareholders' equity
Balance, January 1, 2012		$ 2,214,784	$ 8,348	$ 71,762	$ (1,163,081)	$ 1,131,813	$ 107,118	$ 1,238,931
Net loss and comprehensive loss		-	-	-	(10,559)	(10,559)	1,773	(8,786)
Share based compensation	8, 9	1,951	-	334	-	2,285	-	2,285
Change in ownership interest, share based compensation		-	-	-	-	-	240	240
Dividends declared by Longview ($0.15 per Longview share)		-	-	-	-	-	(2,599)	(2,599)
Balance, March 31, 2012		**$ 2,216,735**	**$ 8,348**	**$ 72,096**	**$ (1,173,640)**	**1,123,539**	**$ 106,532**	**$ 1,230,071**
Balance, January 1, 2011		$ 2,199,491	$ 8,348	$ 14,783	$ (1,010,309)	$ 1,212,313	$ -	$ 1,212,313
Net loss and comprehensive loss		-	-	-	(5,709)	(5,709)	-	(5,709)
Share based compensation	8, 9	3,035	-	(372)	-	2,663	-	2,663
Balance, March 31, 2011		**$ 2,202,526**	**$ 8,348**	**$ 14,411**	**$ (1,016,018)**	**1,209,267**	**$ -**	**$ 1,209,267**

See accompanying Notes to the Interim Consolidated Financial Statements

Consolidated Statement of Cash Flows

(thousands of Canadian dollars) (unaudited)	Notes	Three months ended March 31, 2012	Three months ended March 31, 2011
Operating Activities			
Loss before taxes and non-controlling interest		$ (10,955)	$ (7,067)
Add (deduct) items not requiring cash:			
Share based compensation	9	2,063	2,175
Depreciation expense	4	37,578	32,406
Exploration and evaluation expense		-	205
Unrealized loss on derivatives	3	794	10,131
Loss (gain) on sale of property, plant and equipment	4	1	(76)
Finance expense		6,271	8,645
Expenditures on decommissioning liability	7	(739)	(1,038)
Changes in non-cash working capital	11	(2,118)	(20,800)
Cash provided by operating activities		**32,895**	**24,581**
Financing Activities			
Increase in bank indebtedness	6	57,503	56,696
Dividends paid by Longview		(2,597)	-
Reduction of capital lease obligations		-	(68)
Interest paid		(4,848)	(5,556)
Cash provided by financing activities		**50,058**	**51,072**
Investing Activities			
Expenditures on property, plant and equipment	4	(82,953)	(75,487)
Expenditures on exploration and evaluation assets		-	(166)
Cash used in investing activities		**(82,953)**	**(75,653)**
Net change in cash		-	-
Cash, beginning of period		-	-
Cash, end of period		$ -	$ -

See accompanying Notes to the Interim Consolidated Financial Statements

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2012 (unaudited)

All tabular amounts are in thousands of Canadian dollars except as otherwise indicated.

1. Business and structure of Advantage Oil & Gas Ltd.

Advantage Oil & Gas Ltd. and its subsidiaries (together "Advantage" or the "Corporation") are a growth oriented intermediate oil and natural gas development and production corporation with properties located in Western Canada.

Advantage is domiciled and incorporated in Canada under the Business Corporations Act (Alberta). Advantage's head office address is 700, 400 – 3rd Avenue SW, Calgary, Alberta, Canada. The Corporation's primary listing is on the Toronto Stock Exchange and is also traded on the New York Stock Exchange as a Foreign Private Issuer, under the symbol "AAV".

2. Basis of preparation

(a) Statement of compliance

These interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The Corporation has consistently applied the same accounting policies throughout all periods presented as those set out in the audited consolidated financial statements for the year ended December 31, 2011. Certain disclosures included in the notes to the annual consolidated financial statements have been condensed in the following note disclosures or have been disclosed on an annual basis only. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2011, which have been prepared in accordance with IFRS as issued by the IASB.

The accounting policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of May 10, 2012, the date the Board of Directors approved the statements.

(b) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except as detailed in the Corporation's accounting policies in the audited consolidated financial statements for the year ended December 31, 2011.

The methods used to measure fair values of derivative instruments are discussed in the audited consolidated financial statements for the year ended December 31, 2011.

(c) Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Corporation's functional currency.

(d) Basis of consolidation

These consolidated financial statements include the accounts of the Corporation and all subsidiaries over which it has control, including Longview Oil Corp. ("Longview"), a public Canadian corporation of which Advantage owns 63% at March 31, 2012, and the remaining ownership is disclosed as non-controlling interest. All inter-corporate balances, income and expenses resulting from inter-corporate transactions are eliminated.

3. Financial risk management

(a) Price and currency risk

As at March 31, 2012, the Corporation had the following derivatives in place:

Description of Derivative	Term	Volume	Average Price
Natural gas – AECO			
Collar	May 2012 to December 2012	37,912 mcf/d	Bought put Cdn $1.85/mcf Sold call Cdn $2.70/mcf
Collar	July 2012 to December 2012	28,434 mcf/d	Bought put Cdn $1.85/mcf Sold call Cdn $2.71/mcf
Crude oil - WTI			
Fixed price	January 2012 to December 2012	1,000 bbls/d	Cdn $97.10/bbl
Collar	January 2012 to December 2012	1,000 bbls/d	Bought put Cdn $90.00/bbl Sold call Cdn $102.25/bbl
Electricity – Alberta Pool Price			
Fixed price	January 2012 to December 2012	0.9 MW	Cdn $77.88/MWh

For the three months ended March 31, 2012, $1.4 million was recognized in net loss as a derivative loss (March 31, 2011 - $3.3 million derivative loss). The table below summarizes the realized and unrealized gains (losses) on derivatives.

	Three months ended March 31, 2012	Three months ended March 31, 2011
Realized gains (losses) on derivatives	$ (644)	$ 6,856
Unrealized losses on derivatives	(794)	(10,131)
Total losses on derivatives	**$ (1,438)**	**$ (3,275)**

The fair value of the commodity risk management derivatives have been allocated to current assets and liabilities on the basis of expected timing of cash settlement.

3. Financial risk management (continued)

(b) Capital management

Advantage's capital structure as at March 31, 2012 and December 31, 2011 is as follows:

	March 31, 2012	December 31, 2011
Bank indebtedness (non-current) (note 6)	$ 291,406	$ 233,903
Working capital deficit [1]	85,944	90,638
Net debt	$ 377,350	$ 324,541
Shares outstanding (note 8)	166,573,458	166,304,040
Share closing market price ($/share)	3.35	4.24
Market capitalization [2]	558,021	705,129
Convertible debentures maturity value (non-current)	86,250	86,250
Total capitalization	**$ 1,021,621**	**$ 1,115,920**

(1) Working capital deficit is a non-GAAP measure that includes trade and other receivables, prepaid expenses and deposits, trade and other accrued liabilities, and the other liability.

(2) Market capitalization is a non-GAAP measure calculated by multiplying shares outstanding by the closing market share price on the applicable date.

4. Property, plant and equipment

Cost		Oil & gas properties		Furniture and equipment		Total
Balance at January 1, 2011	$	2,018,949	$	4,024	$	2,022,973
Additions		253,731		443		254,174
Change in decommissioning liability (note 7)		79,660		-		79,660
Disposals		(184)		-		(184)
Transferred from exploration and evaluation assets		483		-		483
Balance at December 31, 2011	$	2,352,639	$	4,467	$	2,357,106
Additions		81,377		546		81,923
Change in decommissioning liability (note 7)		(15,784)		-		(15,784)
Balance at March 31, 2012	$	2,418,232	$	5,013	$	2,423,245

Accumulated depreciation and impairment losses		Oil & gas properties		Furniture and equipment		Total
Balance at January 1, 2011	$	137,979	$	1,232	$	139,211
Depreciation		152,279		648		152,927
Impairment of oil and gas properties		187,684		-		187,684
Disposals		(3)		-		(3)
Balance at December 31, 2011	$	477,939	$	1,880	$	479,819
Depreciation		37,421		157		37,578
Balance at March 31, 2012	$	515,360	$	2,037	$	517,397

Net book value		Oil & gas properties		Furniture and equipment		Total
At December 31, 2011	$	1,874,700	$	2,587	$	1,877,287
At March 31, 2012	$	1,902,872	$	2,976	$	1,905,848

During the three months ended March 31, 2012, Advantage capitalized general and administrative expenditures directly related to development activities of $1.7 million (March 31, 2011 - $1.8 million).

Advantage included future development costs of $1.6 billion (March 31, 2011 – $1.6 billion) in property, plant and equipment costs subject to depreciation.

5. Income taxes

Income tax expense is recognized based on management's best estimate of the weighted average annual income tax rate expected for the full financial year.

6. Bank indebtedness

	March 31, 2012	December 31, 2011
Revolving credit facility	$ 291,406	$ 233,903
Discount on Bankers Acceptances and other fees	(1,205)	(1,219)
Balance, end of period	$ **290,201**	$ **232,684**

The Corporation has credit facilities (the "Credit Facilities") of $475 million, comprised of $275 million held by Advantage and $200 million held by Longview. The Credit Facilities are comprised of $40 million extendible revolving operating loan facilities from one financial institution and $435 million of extendible revolving loan facilities from a syndicate of financial institutions. Amounts borrowed under the Credit Facilities bear interest at a floating rate based on the applicable Canadian prime rate, US base rate, LIBOR rate or bankers' acceptance rate plus between 1.00% and 3.50% depending on the type of borrowing and the Corporations' debt to cash flow ratio. The Credit Facilities are each collateralized by a $1 billion floating charge demand debenture covering all assets. The amounts available to the Corporation from time to time under the Credit Facilities are based upon the borrowing base determined semi-annually by the lenders. The revolving period for the Credit Facilities will end in May and June 2012 unless extended at the option of the syndicate for a further 364 day period. If the Credit Facilities are not extended, they will convert to non-revolving term facilities due 365 days after the last day of the revolving period. The Credit Facilities prohibit the Corporation from entering into any derivative contract where the term of such contract exceeds three years. Further, the aggregate of such contracts cannot hedge greater than 60% of total estimated petroleum and natural gas production over two years and 50% over the third year, in each respective legal entity. The Credit Facilities contain standard commercial covenants for credit facilities of this nature. The only financial covenant is a requirement for each entity to maintain a minimum cash flow to interest expense ratio of 3.5:1, determined on a rolling four-quarter basis. These covenants were met at March 31, 2012 and December 31, 2011. Breach of any covenant will result in an event of default in which case the Corporation has 20 days to remedy such default. If the default is not remedied or waived, and if required by the lenders, the administrative agent of the lenders has the option to declare all obligations under the credit facilities to be immediately due and payable without further demand, presentation, protest, days of grace, or notice of any kind. Interest payments under the debentures are subordinated to the repayment of any amounts owing under the Credit Facilities and are not permitted if the Corporation is in default of such Credit Facilities or if the amount of outstanding indebtedness under such facilities exceeds the then existing current borrowing base. For the three months ended March 31, 2012, the average effective interest rate on the outstanding amounts under the facilities was approximately 4.1% (March 31, 2011 – 5.5%). Advantage also has issued letters of credit totaling $0.3 million at March 31, 2012 (December 31, 2011 – $8.8 million).

7. Decommissioning liability

The Corporation's decommissioning liability results from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities, all of which will require future costs of decommissioning under environmental legislation. These costs are expected to be incurred between 2012 and 2072. A risk-free rate of 2.67% (December 31, 2011 – 2.50%) and an inflation factor of 2% were used to calculate the fair value of the decommissioning liability. A reconciliation of the decommissioning liability is provided below:

	Three months ended March 31, 2012		Year ended December 31, 2011	
Balance, beginning of period	$	253,796	$	172,130
Accretion expense		1,695		5,748
Liabilities incurred		2,022		4,714
Change in estimates		(1,363)		(3,699)
Effect of change in risk-free rate		(16,443)		78,645
Property dispositions		-		(407)
Liabilities settled		(739)		(3,335)
Balance, end of period	$	238,968	$	253,796

8. Share capital

(a) Authorized

The Corporation is authorized to issue an unlimited number of shares without nominal or par value.

(b) Issued

	Common Shares		Amount
Balance at January 1, 2011	164,092,009	$	2,199,491
Share based compensation (note 9)	2,212,031		15,293
Balance at December 31, 2011	166,304,040	$	2,214,784
Share based compensation (note 9)	269,418		1,951
Balance at March 31, 2012	166,573,458	$	2,216,735

9. Share based compensation

The following table summarizes information about changes in restricted shares outstanding at March 31, 2012:

	Restricted Shares
Balance at January 1, 2011	2,925,868
Granted	1,443,956
Vested (note 8)	(2,212,031)
Forfeited	(40,083)
Balance at December 31, 2011	2,117,710
Granted	-
Vested (note 8)	(269,418)
Forfeited	(10,021)
Balance at March 31, 2012	1,838,271

The following table summarizes information about restricted shares outstanding at March 31, 2012:

Date Granted	Restricted Shares	Weighted Average Fair Value at Grant Date
September 2, 2009	343,345	$5.80
April 12, 2010	312,565	$6.97
July 12, 2010	255,883	$6.53
January 12, 2011	21,840	$6.95
April 11, 2011	535,735	$8.28
July 12, 2011	368,903	$7.15
Total	1,838,271	

During the three months ended March 31, 2012, the Corporation recognized share based compensation of $2.5 million (three months ended March 31, 2011 - $2.7 million), of which $0.5 million (March 31, 2011 - $0.5 million) was capitalized to property, plant and equipment, and $2.1 million (March 31, 2011 - $2.2 million) was recorded as an expense in the Statement of Loss and Comprehensive Loss.

10. Net loss per share attributable to Advantage shareholders

The calculations of basic and diluted net loss per share are derived from both net loss attributable to Advantage common shareholders and weighted average shares outstanding, calculated as follows:

	Three months ended March 31, 2012	Three months ended March 31, 2011
Net loss attributable to Advantage shareholders		
Basic and diluted	$ (10,559)	$ (5,709)
Weighted average shares outstanding		
Basic and diluted	166,540,891	164,488,635

The calculation of diluted net loss per share for the three months ended March 31, 2012 and 2011 excludes convertible debentures, as their impact would be anti-dilutive. Total weighted average shares issuable in exchange for the series of convertible debentures excluded from the diluted net loss per share calculation for the three months ended March 31, 2012 was 10,029,070 (three months ended March 31, 2011 – 13,019,819 shares). As at March 31, 2012, the total convertible debentures outstanding were convertible to 10,029,070 shares (March 31, 2011 – 13,019,819 shares).

Restricted shares have been excluded from the calculation of diluted net loss per share for the three months ended March 31, 2012 and 2011, as the impact would have been anti-dilutive. Total weighted average shares issuable in exchange for the restricted shares and excluded from the diluted net loss per share calculation for the three months ended March 31, 2012 was 811,498 shares (March 31, 2011 – 1,052,183 shares).

11. Supplemented cash flow information

Changes in non-cash working capital is comprised of:

	Three months ended March 31, 2012	Three months ended March 31, 2011
Source (use) of cash:		
Trade and other receivables	$ 12,130	$ 584
Prepaid expenses and deposits	565	1,223
Trade and other accrued liabilities	(17,147)	(20,918)
	$ (4,452)	$ (19,111)
Related to operating activities	$ (2,118)	$ (20,800)
Related to financing activities	(843)	745
Related to investing activities	(1,491)	944
	$ (4,452)	$ (19,111)

12. Related party transactions

Transactions between Advantage and Longview

At March 31, 2012, amounts due from Longview totaled $1.8 million (December 31, 2011 - $1.7 million). Advantage charged Longview $1.4 million during the three months ended March 31, 2012 under the Technical Services Agreement (the "TSA") (March 31, 2011 - $Nil). Dividends declared and paid or payable from Longview to Advantage during the three months ended March 31, 2012 totaled $4.4 million (March 31, 2011 - $Nil). All amounts due to and from Longview are non-interest bearing in nature, are settled monthly and were incurred within the normal course of business. All inter-corporate balances, income and expenses resulting from inter-corporate transactions are eliminated.

13. Subsequent event

On April 30, 2012, Advantage entered into an agreement with a syndicate of underwriters (the "Underwriters") whereby Advantage will sell to the Underwriters, on a bought deal basis, 8,300,000 common shares of its investment in Longview for proceeds of $74,700,000. This transaction (the "Transaction") is expected to close on or about May 22, 2012. As a result of the transaction, Advantage's ownership of Longview is expected to decrease from 63% to 45%.

Directors

Stephen E. Balog [1][2]
Kelly I. Drader
Paul G. Haggis[1]
John A. Howard [2][3]
Andy J. Mah
Ronald A. McIntosh [1][2]
Sheila H. O'Brien [2][3]
Carol D. Pennycook [1][3]
Steven Sharpe

[1] Member of Audit Committee
[2] Member of Reserve Evaluation Committee
[3] Member of Human Resources, Compensation & Corporate Governance
   Committee

Officers

Andy J. Mah, President and CEO
Kelly I. Drader, CFO
Patrick J. Cairns, Senior Vice President
Craig Blackwood, Vice President, Finance
Neil Bokenfohr, Vice President, Exploitation

Corporate Secretary

Jay P. Reid, Partner
Burnet, Duckworth and Palmer LLP

Auditors

PricewaterhouseCoopers LLP

Bankers

The Bank of Nova Scotia
National Bank of Canada
Royal Bank of Canada
Canadian Imperial Bank of Commerce
Union Bank, Canada Branch
Alberta Treasury Branches
HSBC Bank Canada
Wells Fargo Bank N.A., London Branch

Independent Reserve Evaluators

Sproule Associates Limited

Legal Counsel

Burnet, Duckworth and Palmer LLP

Transfer Agent

Computershare Trust Company of Canada

Abbreviations

bbls	- barrels
bbls/d	- barrels per day
boe	- barrels of oil equivalent (6 mcf = 1 bbl)
boe/d	- barrels of oil equivalent per day
mcf	- thousand cubic feet
mcf/d	- thousand cubic feet per day
mmcf	- million cubic feet
mmcf/d	- million cubic feet per day
bcf	- billion cubic feet
tcf	- trillion cubic feet
gj	- gigajoules
NGLs	- natural gas liquids
WTI	- West Texas Intermediate

Corporate Office

700, 400 – 3 Avenue SW
Calgary, Alberta T2P 4H2
(403) 718-8000

Contact Us

Toll free: 1-866-393-0393
Email: ir@advantageog.com
Visit our website at www.advantageog.com

Toronto Stock Exchange Trading Symbols

Shares: AAV
5.00% Convertible Debentures: AAV.DBH

New York Stock Exchange Trading Symbol

Shares: AAV